UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

160 Robinson Road, 12F, SBF Center

Singapore 068914

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

As disclosed in the report on Form 6-K of Bit Origin Ltd (the “Company”), at an annual meeting of shareholders held on March 14, 2025 (the “Meeting”), the shareholders approved a reverse split of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares, at a ratio of not less than 1-for-2 and not more than 1-for-200, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders, and authorize the Board of Directors to implement such reverse split at its discretion at any time prior to the one-year anniversary of the Meeting.

On December 19, 2025, the Board of Directors of the Company approved a reverse split of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares at a ratio of one-for-sixty (1-for-60) (the “Reverse Stock Split”).

The Reverse Stock Split will reduce the number of outstanding Class A ordinary shares of the Company from approximately 88.6 million to approximately 1.5 million and will reduce the number of outstanding Class B ordinary shares of the Company from 768,000 shares to approximately 12,800 shares. Every sixty (60) outstanding Class A ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class A ordinary share. Every sixty (60) outstanding Class B ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class B ordinary share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A ordinary share or Class B ordinary share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. As a result of the Reverse Stock Split, the par value of the Class A ordinary shares and Class B ordinary shares will be increased to $0.00006 per share and the number of authorized ordinary shares will be reduced to 250,000,000 ordinary shares, comprising of 237,500,000 Class A ordinary shares and 12,500,000 Class B ordinary shares.

Upon the opening of the market on January 20, 2026, the Company’s Class A ordinary shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “BTOG”. The new CUSIP number following the Reverse Stock Split is G21621134.

The Reverse Stock Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). Nasdaq previously provided the Company until February 16, 2026 to regain compliance. To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this period. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Requirement.

Pursuant to (i) the warrants to purchase 572,514 Class A ordinary Shares, expiring on November 24, 2026, with an exercise price of $30.24, (ii) the warrants to purchase 28,626 Class A ordinary Shares, expiring on November 24, 2026, with an exercise price of $28.80,(iii) the warrants to purchase 604,147 Class A ordinary Shares, expiring on January 30, 2027, with an exercise price of $30.24, (iv) the warrants to purchase 30,207 Class A ordinary Shares, expiring on January 30, 2027, with an exercise price of $26.70, and (v) the warrants to purchase 18,791 Class A ordinary Shares, expiring on June 3, 2027, with an exercise price of $15.30, the exercise price will be adjusted by dividing the number of ordinary shares into which the options, warrants and other convertible securities are exercisable or convertible by sixty (60) and multiplying the exercise or conversion price thereof by sixty (60), all in accordance with the terms of the plans, agreements or arrangements governing such warrants and subject to rounding to the nearest whole share.

Pursuant to (i) the warrants issued to purchase 1,945,333 Class A ordinary Shares, expiring on April 22, 2030, with an exercise price of $1.3552, and (ii) the warrants to purchase 1,070,719 Class A ordinary Shares, expiring on June 29, 2034, with an exercise price of $5.4383, if the Warrant Event Market Price (defined below) is less than the exercise price then in effect (after giving effect to the adjustment described in the paragraph above), then on the 16th trading day immediately following such Share Combination Event, the exercise price then in effect on such 16th trading day shall be reduced (but in no event increased) to the Warrant Event Market Price. For the avoidance of doubt, if the adjustment in the immediately preceding sentence would otherwise result in an increase in the Exercise Price hereunder, no adjustment shall be made. “Warrant Event Market Price” means the quotient determined by dividing (x) the sum of the VWAP of the Class A ordinary shares for each of the five (5) lowest trading days during the twenty (20) consecutive trading day period ending and including the trading day immediately preceding the sixteenth (16th) trading day after the date of the Reverse Stock Split, divided by (y) five (5). In addition, the number of Class A ordinary shares underlying such warrants shall be adjusted proportionally so that the aggregate exercise price payable by the holder for the adjusted number of warrant shares shall be the same as the aggregate exercise price in effect immediately prior to such adjustment.

Pursuant to (i) a Series A-1 Senior Secured Convertible Note in the principal amount of $10,000,000 maturing on July 16, 2029, with a conversion price of $0.32, (ii) a Series B-1 Senior Secured Convertible Note in the principal amount of 5,000,000 maturing on July 16, 2029, with a conversion price of $0.30, and (iii) a Series C-1 Senior Secured Convertible Note in the principal amount of $1,338,506 maturing on July 31, 2029, with a conversion price of $0.395, if the Note Event Market Price (defined below) is less than the exercise price then in effect (after giving effect to the adjustment described in the paragraph above), then on the 16th trading day immediately following such Share Combination Event, the exercise price then in effect on such 16th trading day shall be reduced (but in no event increased) to the Note Event Market Price, subject to a floor price of $3.354 for Series A-1 and Series B-1 Senior Secured Convertible Note, and $4.74 for Series C-1 Senior Secured Convertible Note, as adjusted to reflect the Reverse Stock Split. For the avoidance of doubt, if the adjustment in the immediately preceding sentence would otherwise result in an increase in the Exercise Price hereunder, no adjustment shall be made. “Note Event Market Price” means the quotient determined by dividing (x) the sum of the VWAP of the Class A ordinary shares for each of the five (5) trading days with the lowest VWAP of the Class A ordinary shares during the fifteen (15) consecutive trading day period ending and including the trading day immediately preceding the sixteenth (16th) trading day after the date of the Reverse Stock Split, divided by (y) five (5).

In connection with the Reverse Stock Split, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value. Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of such sixth amended and restated memorandum and articles of association.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated January 16, 2026 titled “Bit Origin Ltd Announces 1-for-60 Reverse Stock Split Effective January 20, 2026.”

This Report and Exhibit 1.1 of this Report shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-281518), the registration statement on Form F-3 (File No. 333-275602) and the registration statement on Form F-3 (File No. 333-268501) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
1.1	Sixth Amended and Restated Memorandum and Articles of Association
99.1	Press Release - Bit Origin Ltd Announces 1-for-60 Reverse Stock Split Effective January 20, 2026, dated January 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2026	Bit Origin Ltd

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief operating Officer, and Chairman of the Board